Exhibit 99.27

BC FORM 51-102F3

SECURITIES ACT

MATERIAL CHANGE REPORT

ITEM 1	NAME AND ADDRESS OF COMPANY

INTER-CITIC MINERALS INC.

60 Columbia Way, Ste. 501

Markham, ON L3R 0C9

ITEM 2	DATE OF MATERIAL CHANGE

April 10, 2007

ITEM 3	NEWS RELEASE

Filed though the facilities of the Toronto Stock Exchange.

ITEM 4	SUMMARY OF MATERIAL CHANGE

Inter-Citic Minerals Inc. announces a $6,000,400 private placement financing.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

Inter-Citic Minerals Inc. announced that it has entered into a letter agreement pursuant to which a syndicate co-led by Pacific International Securities Inc. and Wellington West Capital Markets Inc. will act as agents (the “Agents”) for a commercially reasonable efforts private placement by the Company.

Proceeds from the private placement will be used to help finance further exploration of the Company’s interests in its Dachang gold property in China and for general working capital purposes.

The private placement will consist of up to 4,286,000 units of the Company (the “Units”) issued at price of $1.40 per Unit for gross proceeds of up to $6,000,400. In addition, the agents have the option to increase the offering size by up to an additional 1,429,000 Units. If this option is exercised in full, the total gross proceeds to the Company from the offering would be $8,001,000 (the “Offering”). Each Unit shall consist of one common share and one half of one transferable common share purchase warrant (each whole such purchase warrant, a “Warrant”). Each Warrant shall be exercisable into one additional common share of the Company for eighteen months from the closing date (“Closing Date”) at an exercise price of $1.95 for the first twelve months and at $2.25 for the final six months.

In consideration for their services, the Agents will receive a commission equal to 6% of the gross proceeds from the Offering, and may elect to receive the fee in cash or, in whole or in part, in units of the Company on the same terms as the Units of the Offering. In addition the Agents, will receive on the closing of the Offering, compensation options (the “Compensation Options”) equal to 6% of the aggregate number of Units sold under the Offering. Each Compensation Option will entitle the Agents to purchase one common share at the price of $1.50 per common share, and may be exercised at any time for a period of twelve months following the Closing Date.

The securities (and all underlying securities) will be subject to a four-month hold period under applicable law. The transaction is subject to certain conditions, including (but not limited to) the receipt of all necessary regulatory and stock exchange approvals.

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7	OMITTED INFORMATION

N/A

ITEM 8	EXECUTIVE OFFICER

James J. Moore – President & CEO                        Tel:      (905) 479-5072

ITEM 9	DATE OF REPORT

April 13, 2007